SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 001-14620

CRYSTALLEX INTERNATIONAL CORPORATION

(Translation of registrant’s name into English)

8 King Street East, Suite 1201

Toronto, Ontario, Canada M5C 1B5

(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

    Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

    Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On April 23, 2012, Crystallex International Corporation (the “Company”) announced that the Ontario Superior Court of Justice (Commercial List) issued an order approving the Company’s debtor-in-possession (DIP) financing of $36,000,000 provided by an entity managed by Tenor Capital Management Company LLC. The Company’s press release was included on a Form 6-K filed by the Company on April 24, 2012. A copy of the senior secured credit agreement pursuant to which DIP financing is expected to be provided (the “Credit Agreement”) has been made available for review under the Company’s profile at www.sedar.com, a copy of which is attached hereto as Exhibit 10.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION (Registrant)

By:	/s/ Robert Fung
Name: Robert Fung
Title: Chief Executive Officer

Date: April 30, 2012

EXHIBITS

10.1	Senior Secured Credit Agreement, dated as of April 23, 2012, by and between Crystallex International Corporation, as Borrower, and Tenor Special Situation Fund I, LLC, as Lender.